February 7, 2019

Paul Quinlan
General Counsel
CymaBay Therapeutics, Inc.
7575 Gateway Blvd, Suite 110
Newark, CA 94560

       Re: CymaBay Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 28, 2018
           File No. 333-229082

Dear Mr. Quinlan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance